Filed by VG Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 23andMe, Inc.

Commission File No.: 001-39587

Virgin Group’s VG Acquisition Corp. Filed Amended Form S-4 in Connection with its Pending Business Combination with 23andMe

NEW YORK, NY & SUNNYVALE, CALIFORNIA – May 5, 2021 – VG Acquisition Corp. (NYSE: VGAC), a special purpose acquisition company sponsored by Virgin Group, today announced that it has filed an amended registration statement on Form S-4 in connection with its pending business combination with 23andMe, Inc., a leading consumer genetics and research company.

The Amended S-4 includes restated financial statements of VGAC for its fiscal year ended December 31, 2020 in order to account for its outstanding warrants as liabilities in accordance with applicable accounting rules and recent guidance from the Securities and Exchange Commission (SEC). It also updates the information about 23andMe to disclose certain preliminary unaudited financial results for 23andMe’s fiscal 2021.

23andMe expects its revenue for its fiscal year ended March 31, 2021 to be in the range of $240 million to $247 million, compared to projected revenue for fiscal 2021 of $218 million, as previously announced and provided to VGAC in connection with its analysis of the business combination. 23andMe expects adjusted EBITDA for its Consumer & Research Services segment to be in the range of positive $5 million to $15 million, compared with negative $65.8 million for its fiscal year ended March 31, 2020. For its Therapeutics segment, 23andMe expects adjusted EBITDA for fiscal 2021 to be in the range of negative $55 million to $65 million, compared with negative $52.9 million for fiscal 2020.

Note Regarding Preliminary Financial Results

The foregoing preliminary financial results for 23andMe’s fiscal 2021 are preliminary and unaudited and are based solely on information available to 23andMe as of the date hereof. Reported results for fiscal 2021 remain subject to the completion of management’s final reviews and 23andMe’s other financial closing procedures and may differ from these estimated preliminary results due to the completion of such financial closing procedures, final adjustments, and other developments that may arise during the review process. The foregoing preliminary financial results for fiscal 2021 have been prepared by and are the responsibility of 23andMe’s management. 23andMe’s independent registered public accountants have not audited, reviewed, compiled, or performed any procedures with respect to these estimated financial results and, accordingly, do not express an opinion or any other form of assurance with respect to these preliminary estimates.

About 23andMe

23andMe, Inc., headquartered in Sunnyvale, CA, is a leading consumer genetics and research company. Founded in 2006, the company’s mission is to help people access, understand, and benefit from the human genome. 23andMe has pioneered direct access to genetic information as the only company with multiple FDA authorizations for genetic health risk reports. The company has created the world’s largest crowdsourced platform for genetic research, with 80% of its customers electing to participate. The 23andMe research platform has generated more than 180 publications on the genetic underpinnings of a wide range of diseases, conditions and traits. The platform also powers the 23andMe Therapeutics group, currently pursuing drug discovery programs rooted in human genetics across a spectrum of disease areas, including oncology, respiratory, and cardiovascular diseases, in addition to other therapeutic areas. More information is available at www.23andMe.com.

About VG Acquisition Corp.

VG Acquisition Corp. was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. The management team includes Sir Richard Branson, founder of VGAC, a renowned global entrepreneur, and founder of the Virgin Group; Josh Bayliss, VGAC’s Chief Executive Officer and director, who is the Chief Executive Officer of the Virgin Group and is responsible for the Virgin Group’s strategic development, licensing of the brand globally, and management of direct investments on behalf of the Virgin Group in various companies around the world; and Evan Lovell, VGAC’s Chief Financial Officer and director, who is the Chief Investment Officer of the Virgin Group and is responsible for managing the Virgin Group’s investment team and portfolio in North America. More information is available at https://vgacquisition.com/

Forward-Looking Statements

This communication contains certain “forward-looking statements” including statements regarding the anticipated timing and benefits of the business combination (the “Transaction”) between VGAC and 23andMe and the expected financial results of 23andMe. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward looking statements, but the absence of these words does not mean that a statement is not forward looking. The forward-looking statements contained herein are based on 23andMe’s current expectations and beliefs concerning future developments and their potential effects, but there can be no assurance that these will be as anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of 23andMe), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These factors include, among others: the inability to complete the Transaction; the inability to recognize the anticipated benefits of the proposed Transaction, including due to the failure to receive required security holder approvals, or the failure of other closing conditions; and costs related to the proposed Transaction. Except as required by law, VGAC and 23andMe do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Additional Information

VGAC filed with the SEC a registration statement on Form S-4, which included a preliminary proxy statement of VGAC and a prospectus. The definitive proxy statement and other relevant documents will be mailed to stockholders of VGAC as of a record date to be established for voting on the business combination. Shareholders of VGAC and other interested persons are advised to read, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement because these documents will contain important information about VGAC, 23andMe, and the Transaction. Shareholders will also be able to obtain copies of the registration statement and the proxy statement/prospectus, without charge, by directing a request to: VG Acquisition Corp. 65 Bleecker Street, 6th Floor, New York NY 10012. These documents and VGAC’s annual and other reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (https://www.sec.gov).

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

VGAC, 23andMe, and their respective directors, executive officers, other members of management, and employees may be deemed to be participants in the solicitation of proxies from VGAC’s shareholders in connection with the Transaction. Information regarding the names and interests in the proposed transaction of VGAC’s directors and officers is contained in VGAC’s filings with the SEC. Additional information regarding the interests of such potential participants in the solicitation process will also be included in the registration statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents filed with the SEC.

Contacts

Investor Relations:

23andMe

Sard Verbinnen & Co

23andMe-SVC@sardverb.com

VG Acquisition Corp.

FTI Consulting

US, Canada, South America, Australia – Antonia Gray / Grace Altman

Antonia.Gray@fticonsulting.com / Grace.Altman@fticonsulting.com

UK, Middle East, Asia, Africa – Charles Palmer

Charles.Palmer@fticonsulting.com

Media Relations:

23andMe

press@23andMe.com

Sard Verbinnen & Co

Paul Kranhold / John Christiansen / Chris Kittredge

23andMe-SVC@sardverb.com

VG Acquisition Corp.

FTI Consulting

US, Canada, South America, Australia – Antonia Gray / Grace Altman

Antonia.Gray@fticonsulting.com / Grace.Altman@fticonsulting.com

UK, Middle East, Asia, Africa – Charles Palmer

Charles.Palmer@fticonsulting.com